                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

     SCP Private Equity Partners II, L.P.
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   (Last)                            (First)              (Middle)


     Building 300      435 Devon Park Drive
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                                    (Street)

     Wayne,                            PA                   19087
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   (City)                            (State)                (Zip)


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2.   Date of Event Requiring Statement (Month/Day/Year)

     09/12/2000
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

     USDATA Corporation (USDC)
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


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6.   If Amendment, Date of Original (Month/Day/Year)


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7.   Individual or Joint/Group Filing  (Check applicable line)

     [_]  Form Filed by One Reporting Person

     [X]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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

   None
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

*    If the Form is filed by more than one Reporting Person, see Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
(Form 3-07/99)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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
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Contractual Right To     Presently   6/30/06       Common Stock            2,175,698       (FN 1)         (FN 1)           (FN 1)
Exchange securities for
Series B Convertible
Preferred Stock. (FN 1)                                                    (FN 1)
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
Explanation of Responses:

(FN 1) On September 12, 2000, the Issuer and SCP Private Equity Partners II, L.P. ("SCP"), entered into an exchange agreement pursuant to which the Issuer granted SCP the right to exchange certain securities of eMake Corporation ("eMake"), a subsidiary of the Issuer, for Series B Convertible Preferred Stock of the Issuer. Pursuant to this agreement, each eMake security may be exchanged for 0.025 shares of Series B Convertible Preferred Stock of the Issuer. Each share of Series B Convertible Preferred Stock of the Issuer is convertible into approximately 16.42 shares of common stock of the Issuer, subject to increase for dividends and dilutive issuances. Presently, SCP has the right to exchange/convert its eMake securities into 1,325,000 shares of Series B Convertible Preferred Stock of the Issuer which is convertible into 2,175,698 shares of common stock of the Issuer. For purposes of Section 16 reporting, SCP is deemed to beneficially own the derivative securities of the Issuer disclosed herein, notwithstanding the fact that SCP has not yet exercised its right to exchange its securities. Similarly, SCP Private Equity II, LLC (the "Manager") is deemed to beneficially own these same derivative securities of the Issuer disclosed herein because of a contractual agreement with SCP which grants the Manager the power to make voting and investment decisions regarding the securities held by SCP. Accordingly, the derivative securities of the Issuer disclosed herein are owned directly by SCP and indirectly by the Manager.


By:      /s/ James Brown                                   September 22, 2000
         ------------------------------------            -----------------------
         **Signature of Reporting Person                          Date

Name:    James Brown
         ---------------------------------------------------------------
Title:   A Manager of SCP Private Equity II, LLC, the Manager of
         ---------------------------------------------------------------
         SCP Private Equity II General Partner, L.P., the
         ---------------------------------------------------------------
         General Partner of Reporting Person


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                            Joint Filer Information


Name:                               SCP Private Equity II, LLC

Address:                            Building 300
                                    435 Devon Park Drive
                                    Wayne, Pennsylvania  19087

Designated Filer:                   SCP Private Equity Partners II, L.P.

Issuer & Ticker Symbol:             USDATA Corporation (USDC)

Date of Event Requiring Statement:  September 12, 2000

Signature:                          By:    /s/James Brown
                                           --------------
                                    Name:  James Brown
                                           -----------
                                    Title: A Manager
                                           ---------



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